UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports second-quarter 2015 results

SALFORD, England—(August 5, 2015)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and six-month periods ended June 30, 2015.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND-QUARTER OF 2015

Results are summarized as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
Net revenue (excluding surcharge below)	$122.8m	$121.3m	$239.7m	$243.7m
Rare earth chemical surcharge	$0.0m	$0.6m	$0.0m	$1.5m
Revenue	$122.8m	$121.9m	$239.7m	$245.2m
Trading profit	$11.7m	$11.2m	$22.2m	$23.5m
Trading margin	9.5%	9.2%	9.3%	9.6%
Operating profit	$8.8m	$10.4m	$11.3m	$22.7m
Net income	$3.1m	$5.7m	$2.6m	$12.9m
Earnings per share – basic (1) (2)	$0.11	$0.21	$0.09	$0.48
Adjusted net income (3)	$7.6m	$7.6m	$14.5m	$15.6m
Adjusted earnings per share – basic (2)	$0.28	$0.28	$0.54	$0.56
Adjusted earnings per share – fully diluted (2)	$0.28	$0.27	$0.53	$0.55
Adjusted EBITDA (4)	$16.7m	$16.2m	$32.1m	$33.1m
Adjusted EBITDA margin	13.6%	13.3%	13.4%	13.5%
Net cash inflow from operating activities	$16.4m	($4.7m)	$24.3m	($3.4m)
Net debt (total debt less cash)	$98.4m	$55.4m	$98.4m	$55.4m
Total equity – book value (net assets)	$175.2m	$198.9m	$175.2m	$198.9m
£0.50 ordinary shares outstanding – weighted average	27.0m	26.9m	27.0m	26.9m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADSs are listed on the NYSE under the ticker LXFR. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.
(3)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share based compensation charges. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(4)	Adjusted EBITDA is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19R retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

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ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition;

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services;

(iii) statements of future economic performance; and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

Second-quarter results

	SECOND-QUARTER 2015			SECOND-QUARTER 2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	62.7	60.1	122.8	65.9	56.0	121.9
Net revenue (excluding RE surcharge)	62.7	60.1	122.8	65.9	55.4	121.3
Trading profit	1.7	10.0	11.7	1.7	9.5	11.2
Return on Sales % (Trading profit/Revenue)	2.7%	16.6%	9.5%	2.6%	17.0%	9.2%
Adjusted EBITDA(1)	3.7	13.0	16.7	3.9	12.3	16.2
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	5.9%	21.6%	13.6%	5.9%	22.0%	13.3%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

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Revenue:

On an IFRS-reported basis, revenue for Q2 2015 was $122.8m compared to $121.9m for the same period of 2014. FX translation differences for the quarter were an adverse $7.4m, and the rare earth surcharge decreased by $0.6m to nil following a fall in rare earth prices. Adjusted for translation, net revenue was therefore up $8.9m, with Luxfer Magtech, purchased at the end of July 2014, adding $6.8m and other revenues up $2.1m.

Gas Cylinders Division revenue was $62.7m for Q2 2015, down $3.2m on Q2 2014. FX translation differences were an adverse $4.2m, with other revenue changes being an increase of $1.0m or 1.6%.

•	After adjusting for FX translation, alternative fuel (AF) product sales fell by $1.3m or 13.6%, and other revenues were up $2.3m or 5.8% on Q2 2014.

•	Our AF business remained weak throughout Q2 2015, with sales well down on prior year, and the near-term outlook for elements of the AF sector, damaged by last year’s collapse in the price of oil, remains very uncertain. We announced in our Q1 report the cost-reduction actions we are now taking to help mitigate the financial impact of this, as further discussed below. We are now seeing strong interest in our new AF product range in the North American market, where, encouragingly, AF sales were in fact up in the quarter, with the fall in sales being in Asia Pacific and European markets.

•	Overall aluminum cylinder sales were down on prior year in both Europe and the U.S., with some weakness in fire safety and industrial markets.

•	Despite an electrical outage at our Riverside facility that caused a 10-day interruption to production in Q2 2015, the North American cylinder business is performing much better than prior year, with demand in the SCBA market well up on Q2 2014. We also experienced some improvement in medical composite cylinder demand in Europe compared to Q2 2014.

•	Superform revenue improved on Q2 2014, with increases derived both from tooling contracts and forming sales in niche-automotive markets.

Elektron Division revenue was $60.1m for Q2 2015, up $4.1m on Q2 2014, with rare earth surcharges nil (Q2 2014: $0.6m) following the fall in rare earth prices. Luxfer Magtech, acquired at the end of July 2014, contributed $6.8m in Q2 2015. FX translation differences were an adverse $3.2m, and other revenue changes represented an increase of $1.1m or 1.9%.

•	Sales of our magnesium products included improvements in recycling, graphic arts and military powders markets, partly offset by lower demand for our high-performance aerospace alloys. Luxfer Magtech, which was acquired at the end of July 2014, was accretive to the quarter.

•	The timing of zirconium-based industrial catalyst orders in 2015 differed from that we experienced in 2014. Q1 2014 benefited from large orders that did not repeat in Q1 2015. However, Q2 2015 sales were stronger than in Q2 2014, though not as significant as in Q1 2014. The market remains fairly lumpy, being based on larger infrequent orders.

•	Other zirconium chemical sales were lower in Q2 2015 due to reduced automotive sales. We did win new business in sorption and specialty ceramics markets, but still at relatively low levels.

•	Continued low oil price has impacted planned sales to oil and gas industry.

Trading profit:

Trading profit in Q2 2015 was up by $0.5m to $11.7m from $11.2m in Q2 2014. FX changes reduced profit by $1.4m, with a negative translation variance of $0.4m and transaction differences of $1.0m.

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The main reason was the contribution from Luxfer Magtech in the Elektron Division, along with improvements noted in other magnesium markets. This offsets adverse impacts of the weak AF market, unfavorable foreign exchange movements and lower sales of zirconium products.

Gas Cylinders Division trading profit was flat at $1.7m compared to Q2 2014.

•	Trading profit was reduced through negative FX transaction differences of $0.4m.

•	AF business units recorded further losses in Q2 2015 on the back of reduced AF sales in Asia Pacific and Europe. Our AF restructuring activities continued in Q2 2015 in line with our objective to return our remaining AF business units to profitability in 2016.

•	Stronger SCBA performance in the U.S. partly mitigated the impact of lower AF sales.

•	We saw some benefit from our cost-reduction actions, with fixed-cost savings as compared to Q2 2014.

Elektron Division trading profit in Q2 2015 was up by $0.5m to $10.0m.

•	Adverse FX translation changes reduced profits by $1.0m because of a stronger U.S. dollar, and FX transaction differences were a further negative $0.6m, primarily a result of the weaker euro.

•	The zirconium chemical business had stronger industrial catalyst sales in Q2 2015, but these were offset by a weaker mix in automotive and other chemical sales.

•	The division benefited from the addition of Luxfer Magtech and improved magnesium sales in military powders and graphic arts that offset lower aerospace sales.

Restructuring and other expense

As discussed in our Q1 2015 report, we decided to rationalize our AF facilities and concentrate manufacturing in Canada and California since the near-term outlook for the sector is poor, and there is little sign of recovery in the price of oil. We mothballed our Utah manufacturing plant at the end of March 2015, and we expect to cease manufacturing in our plant in Germany at the end of this year. We are charging costs of this exercise through the income statement line item “Restructuring and other expenses”.

In Q2 2015 restructuring and other expenses were $2.9m. As part of the AF restructuring exercise, in Q2 2015 we have charged to the income statement $1.7m in redundancy costs, of which $1.4m is a provision for future announced redundancy costs. There is also a charge of $1.2m in non-cash asset impairments related to redundant inventories at the facilities being closed. Going forward, our AF manufacturing will be concentrated in our facilities in Calgary, Canada, and Riverside, California, with some assembly work in our U.K. facility to support the European bus market. (Additionally, we continue to participate in the U.S.-based joint venture that manufactures bulk gas transportation modules.)

Update on virtual pipeline project in Australia

In Q1 2015 we reported continued uncertainty about the financial position of SUB161, our virtual pipeline customer in Western Australia. In early Q3 2015, SUB161 achieved a recapitalization of its business, as described subsequently. This has involved SUB161’s loan noteholders taking a

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complete debt-for-equity swap and settlements with other debt-providers and creditors, along with raising new equity. Luxfer participated in the equity investment, contributing $4m in cash and some non-cash AF assets for a 26.5% stake in the recapitalized business. Our trade receivable of $8m is now secured over the fixed assets of the business, strengthening our credit position with respect to that trade receivable from where we were last year end. Luxfer will also appoint a director to the board of the company and treat the investment as a joint-venture operation. We believe these actions put the Australian company in a stronger position to win new business, as well as enhancing our prospects to participate in the conversion of Western Australian mining operations to natural gas, which we believe remains economically attractive for both customer and supplier.

Other income statement items:

Gross profit for Q2 2015 was $29.1m, up $1.8m compared to the same period last year, with the gross margin percentage increasing from 22.4% in Q2 2014 to 23.7% in Q2 2015. The gross profit was reduced by $1.3m due to FX differences. FX transaction differences on purchases and sales also had a negative $1.0m impact on gross profit, with other trading variances being a positive $4.1m. This resulted from some cost savings, improved SCBA sales and the Luxfer Magtech contribution.

Distribution costs were flat as compared to Q2 2014 at $2.2m, and administrative expenses were $1.1m higher than in Q2 2014; however, this was a result of additional costs of Luxfer Magtech, with other costs being slightly lower than in the same period in 2014. Results from the GTM joint venture were a loss of $0.4m (Q2 2014: $0.2m loss) due to additional engineering costs on one particular contract.

Trading profit was $11.7m for Q2 2015, up $0.5m on Q2 2014, as explained above.

Group operating profit was $8.8m, down $1.6m from Q2 2014, the fall a result of the further restructuring and similar expenses within the Gas Cylinders Division in relation to the AF business.

Group adjusted EBITDA (as reconciled to net income in Note 4 to the financial results of this release) for the quarter was $16.7m, up $0.5m from Q2 2014, attributable to a $0.7m increase in the Elektron Division partly offset by a $0.2m decrease in the Gas Cylinders Division. The main reason for the fall in the Gas Cylinders business was AF losses, which have been reduced in the quarter but are still causing a drag. FX changes adversely impacted adjusted EBITDA by $1.6m, being $1.0m transaction and $0.6m translation.

Operating profit to net income for the period

There was no acquisition and disposal activity during Q2 2015 compared with a $0.1m charge in Q2 2014.

The net interest charge for Q2 2015 was slightly higher than the prior year at $1.9m (Q2 2014: $1.6m) due to higher levels of net debt supporting prior year acquisitions. The IAS 19R retirement benefits charge was $0.8m for Q2 2015 compared to $0.7m for Q2 2014.

Profit from operations before tax was $6.0m for Q2 2015 (Q2 2014: $7.9m). Tax expense was $2.9m (Q2 2014: $2.2m). The effective tax rate in Q2 2015 was 48%, but this is distorted by most of the restructuring and similar expenses incurred in the quarter not resulting in an additional tax credit due to losses in the AF operations. Without those expenses, the effective rate would have been approximately 27%, which compares to 28% for the same period in 2014.

Net income in the period was $3.1m (Q2 2014: $5.7m). Adjusted net income in Q2 2015 was $7.6m (Q2 2014: $7.6m).

Unadjusted basic earnings per ADS for Q2 2015 were $0.11. Fully diluted adjusted earnings per ADS were $0.28, which is the EPS used by management to measure underlying performance.

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Cash flow and net debt

There was a net increase in cash and cash equivalents of $41.9m in Q2 2015 compared to a decrease in Q2 2014 of $8.0m. The cash balances were high at the end of Q2 2015 at $58.3m (Q2 2014: $11.1m). The net debt position, being total debt less cash, is a more accurate measure of total liquidity changes; this was $98.4m (see Note 2 to the financial results) for Q2 2015 compared to $105.8m for Q1 2015 and $55.4m for Q2 2014. The increase from Q2 2014 is a result of borrowing required to fund the acquisition of Luxfer Magtech in July 2014. The reduction in net debt in Q2, compared to Q1 2015, is a result of improved operating cash flows, as further explained below.

Net cash flows from continuing operating activities was an inflow of $16.4m in Q2 2015 compared to an outflow of $4.7m in Q2 2014. We achieved a cash inflow of $4.2m by reducing working capital in Q2 2015, and this compared to an outflow of $14.6m in Q2 2014. The working capital inflow in Q2 2015 resulted mainly from lower inventories and tighter management of payables. The larger outflow in Q2 2014 reflected higher receivables in the AF Gas Cylinders business, driven by longer contractual terms on the virtual pipeline contract in Australia, as well as higher-than-normal inventory levels.

Net cash used in investing activities was $3.3m in Q2 2015 compared to $4.1m in Q2 2014. Purchases of property, plant and equipment resulted in a cash outflow of $2.6m in Q2 2015 (Q2 2014: $4.8m) with capital investment in intangible assets at $0.7m in Q2 2015 (Q2 2014: $0.2m). Net cash flow in relation to joint ventures in Q2 2015 was nil (Q2 2014 inflow: $1.1m). There was no acquisition cash flow in Q2 2015, compared to a cash outflow of $0.2m in Q2 2014.

The above trading activities resulted in a net cash inflow before financing of $13.1m in Q2 2015 compared to an outflow of $8.8m in Q2 2014, a significant improvement from recent periods.

Cash flows from financing activities for Q2 2015 were a net inflow of $28.8m compared to a net inflow of $0.8m in Q2 2014. $1.6m of interest was paid to debt-holders (Q2 2014: $1.3m), and $2.7m of dividends were paid (Q2 2014: $2.7m). We received $0.2m from the purchase of shares issued as part of the Group’s employee share purchase arrangements (Q2 2014: $0.3m). In Q2 2015, we made net additional borrowings of $34.6m compared to net additional borrowings of $4.7m in Q2 2014. As a result of the amendment to our banking facilities in Q2 2014, we incurred $0.2m of financing costs not repeated in 2015. In Q2 2015 we participated in a share buy-back program that resulted in a cash outflow of $1.7m (Q2 2014: nil), which was funded by improved operating cash flows. More details on this share buy-back program are discussed below.

Total cash flow movements were a net inflow of $41.9m in Q2 2015 compared to an $8.0m outflow in Q2 2014. Net foreign exchange differences were $0.7m in Q2 2015 (Q2 2014: $0.6m). We had $58.3m of cash and cash equivalents as at June 30, 2015, compared to an equivalent figure of $11.1m as at June 30, 2014. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Share buy-back program

In June 2015 the Board announced a share buy-back program of up to $10m over the coming months to cover the needs of employee share plans. Shareholder approval for such a program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The extent of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

As at June 30, 2015, the Group had purchased 146,804 shares at a cost of $1.9m; these are held as treasury shares in the period-end balance sheet, with a three-day settlement period on purchases. Of this amount, $1.7m has been paid in cash, with the balancing $0.2m accrued as at June 30, 2015. This was funded from the additional operating cash flow generated in the quarter.

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Six-month period ended June 30, 2015

	HALF YEAR 2015			HALF YEAR 2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	121.1	118.6	239.7	132.0	113.2	245.2
Net revenue (excluding RE surcharge)	121.1	118.6	239.7	132.0	111.7	243.7
Trading profit	3.0	19.2	22.2	3.3	20.2	23.5
Return on Sales % (Trading profit/Revenue)	2.5%	16.2%	9.3%	2.5%	17.8%	9.6%
Adjusted EBITDA(1)	6.9	25.2	32.1	7.5	25.6	33.1
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	5.7%	21.2%	13.4%	5.7%	22.6%	13.5%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

On an IFRS-reported basis, revenues for the six-month period were $239.7m compared to $245.2m for the same period of 2014. For H1 2015, rare earth surcharges were reduced from $1.5m to nil and net revenue fell by $4.0m. FX translation differences were an adverse $16.0m, Luxfer Magtech, purchased at the end of July 2014, added $13.9m, and other revenues decreased by $1.9m compared to H1 2014.

This decrease was caused mainly by previously reported issues in the AF market, in which sales fell by $12m. This offsets improvements in composite SCBA sales in the Gas Cylinders Division and magnesium product sales in the Elektron Division.

Trading profit for the six-month period was $22.2m compared to $23.5m for 2014, down 5.5%. Adverse FX differences reduced profit by $1.9m. The benefit of Luxfer Magtech was offset by reduced profits from our zirconium chemicals operations and the impact of losses in our AF operations.

With restructuring and other expenses of $10.9m related to AF restructuring, operating profit was $11.3m, down $11.4m from $22.7m for the same period in 2014. The major reduction in operating profit was a result of restructuring charges.

Net income for the six-month period was $2.6m, down $10.3m from the same period in 2014, the main reason again being restructuring charges.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the six-month period was $14.5m compared to $15.6m for the same period in 2014.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the six-month period was $32.1m compared to $33.1m for the same period in 2014. Net cash inflow from operating activities for the six-month period was $24.3m compared to an outflow of $3.4m for the same period in 2014.

Strategic product development update

We continue to make good progress in magnesium alloys into civil aerospace, bio-absorbable alloys and our medical oxygen delivery system.

Following the April Aircraft Interiors Expo in Hamburg, we have seen increased interest from aerospace suppliers, and we believe that the market is increasingly accepting that Elektron™ alloys are suitable to replace aluminum in many airliner interior applications, which provides for a potential weight saving of between 15% and 25% on like-for-like components. The nature of the aerospace industry means that lead times are long, and it remains likely that meaningful sales, initially probably of seat components, are at least 12 months away, but it should be remembered that the very conservative nature of the industry provides the opportunity of becoming a protection once our product is specified.

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Work continues on our Synermag® bio-absorbable alloys, which are intended to facilitate in-body repairs and to be harmlessly absorbed and excreted, thereby avoiding potential long-term problems of permanent implants. From monitoring competing bio-absorbable technologies, most made from polymers, we remain convinced that our family of magnesium alloys will offer certain advantages as a bio-absorbable material. Based on feedback from our partners, we currently expect the first Synermag-containing medical device to receive CE approval towards the end of 2016.

Our medical oxygen delivery system is intended to add value to our European composite medical cylinder sales by extending our product offering to include a lightweight, ergonomic and long-lasting medical oxygen system for outpatients. We have moved beyond prototyping and are currently manufacturing required numbers of market-ready systems to generate test results necessary to support our application for CE marking later this year. We expect the product to be available for sale in 2016.

SUMMARY & OUTLOOK FOR 2015

Trading profit and adjusted fully diluted EPS for Q2 2015 were as we expected, and the trading outlook for 2015 remains in line with the guidance indicated in May 2015 when we reported our Q1 results.

We continue to work on various cost-reduction actions, especially the restructuring of our AF manufacturing, and our Q2 2015 results reflect the bulk of the cash costs, mainly redundancy, associated with these actions, together with further asset impairments necessitated by that restructuring. Our main objective is to progressively eliminate trading losses in the AF business stream and return it to being a profitable part of the Gas Cylinders business in 2016, despite the expected continuance of a low oil price.

The regulatory approval problems experienced by our customers in 2014 in the important North American SCBA market are largely behind the industry, and the market in 2015 is back on the growth path that was expected for 2014 before the regulatory issues occurred.

Sales of countermeasure powders, while still depressed by the background of low military spending, are also much better than this time last year, with customer demand steadier.

The current strength of sterling against the euro, which has declined significantly against sterling over the past 24 months, is putting pressure on profit margins on some sales from our U.K. operations. We typically sell about €40m to €45m from the U.K. into the Eurozone. We currently benefit from currency hedges, entered into more than a year ago, that cover approximately 60% of 2015 forecast sales in euros. As these hedges mature during 2015, we are exposed to much-less-favorable exchange rates and will be exploring all means to mitigate the financial impact.

We continue to believe that we can deliver in 2015 a trading profit (i.e. results before any restructuring charges) at least ahead of that recorded in the prior year, which will require the second half of 2015 to be an improvement over the first half. While we are taking significant charges on one-off rationalization costs, this is key to protecting the overall business from the current difficulties being caused by the downturn in the AF business stream, and to returning our consolidated AF facilities to being a positive contributor in 2016.

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CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	122.8	121.9	239.7	245.2
Cost of sales	(93.7)	(94.6)	(184.5)	(189.0)
Gross profit	29.1	27.3	55.2	56.2

Distribution costs	(2.2)	(2.2)	(4.0)	(4.3)
Administrative expenses	(14.8)	(13.7)	(28.6)	(28.2)
Share of results of joint venture	(0.4)	(0.2)	(0.4)	(0.2)

TRADING PROFIT	11.7	11.2	22.2	23.5
Restructuring and other expense	(2.9)	(0.8)	(10.9)	(0.8)

OPERATING PROFIT	8.8	10.4	11.3	22.7
Acquisitions and disposals	-	(0.1)	-	(0.3)
Finance income:
Interest received	0.1	0.1	0.2	0.2
Finance costs:
Interest costs	(2.0)	(1.7)	(3.8)	(3.2)
IAS 19R retirement benefits finance charge	(0.8)	(0.7)	(1.5)	(1.4)
Unwind of discount on contingent consideration from acquisitions	(0.1)	(0.1)	(0.2)	(0.1)
PROFIT ON OPERATIONS BEFORE TAXATION	6.0	7.9	6.0	17.9
Tax expense	(2.9)	(2.2)	(3.4)	(5.0)

NET INCOME FOR THE PERIOD	3.1	5.7	2.6	12.9

Attributable to:
Equity shareholders	3.1	5.7	2.6	12.9

NET INCOME FOR THE PERIOD	3.1	5.7	2.6	12.9
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.1	0.2	0.1
Acquisitions and disposals	-	0.1	-	0.3
Amortization on acquired intangibles	0.3	-	0.7	-
IAS 19R retirement benefits finance charge	0.8	0.7	1.5	1.4
Restructuring and other expense	2.9	0.8	10.9	0.8
Other share based compensation charges	0.3	0.7	0.6	1.0
Tax thereon	0.1	(0.5)	(2.0)	(0.9)
ADJUSTED NET INCOME	7.6	7.6	14.5	15.6

9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	$M	$M	$M	$M
Net income for the period	3.1	5.7	2.6	12.9

Other comprehensive income movements:
Exchange differences on translation of foreign operations	5.8	2.5	(2.0)	2.6

Fair value movements in cash flow hedges	(2.1)	0.6	(1.3)	0.5
Transfers to income statement on cash flow hedges	(0.5)	1.0	0.6	0.7
Deferred tax on cash flow hedges	0.5	(0.3)	0.1	(0.2)
Hedge accounting income adjustments	(2.1)	1.3	(0.6)	1.0

Total hedge accounting and translation of foreign operation movements	3.7	3.8	(2.6)	3.6

Remeasurement of defined benefit retirement plans	13.9	1.5	8.6	(6.2)
Deferred tax on retirement benefits changes	(3.6)	(0.6)	(2.3)	1.3
Retirement benefits changes	10.3	0.9	6.3	(4.9)
Total other comprehensive income movements for the period	14.0	4.7	3.7	(1.3)
Total comprehensive income for the period	17.1	10.4	6.3	11.6

Attributed to:
Equity shareholders	17.1	10.4	6.3	11.6

10

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2015 AND 2014 AND AUDITED DECEMBER 31, 2014

June 30,	June 30,	December 31,
	2015	2014	2014
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	136.7	138.8	143.8
Intangible assets	89.4	47.8	93.3
Investments	7.5	6.7	7.4
Deferred tax assets	17.9	16.1	19.2
	251.5	209.4	263.7
Current assets
Inventories	97.6	108.9	104.6
Trade and other receivables	75.4	83.9	73.6
Income tax receivable	-	0.7	2.1
Cash and short term deposits	58.3	11.1	14.6
	231.3	204.6	194.9
Assets classified as held for sale	1.3	1.2	1.2
TOTAL ASSETS	484.1	415.2	459.8

Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	55.8	56.2
Treasury shares	(1.9)	-	-
Retained earnings	312.0	319.9	308.8
Own shares held by ESOP	(0.3)	(0.4)	(0.4)
Other capital reserves	3.9	3.3	3.7
Hedging reserve	0.3	0.7	0.9
Translation reserve	(38.2)	(22.8)	(36.2)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	174.6	198.9	175.4
Total equity	174.6	198.9	175.4

Non-current liabilities
Bank and other loans	156.7	66.5	121.4
Retirement benefits	80.1	72.4	90.9
Deferred tax liabilities	2.2	4.2	2.0
Contingent consideration	2.7	2.1	2.6
Provisions	2.0	2.4	2.1
	243.7	147.6	219.0
Current liabilities
Trade and other payables	61.9	65.8	62.8
Current income tax liabilities	0.4	0.5	0.5
Contingent consideration	-	0.4	-
Provisions	3.5	2.0	2.1
	65.8	68.7	65.4
Total liabilities	309.5	216.3	284.4
TOTAL EQUITY AND LIABILITIES	484.1	415.2	459.8

11

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	3.1	5.7	2.6	12.9
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	2.9	2.3	3.4	5.1
Deferred income taxes	-	(0.1)	-	(0.1)
Depreciation and amortization	4.7	4.3	9.3	8.6
Share based compensation charges	0.3	0.8	0.6	1.1
Non-cash restructuring charges	1.2	-	8.7	-
Net interest costs	1.9	1.6	3.6	3.0
IAS 19R finance charge	0.8	0.7	1.5	1.4
Unwind of discount on contingent consideration from acquisitions	0.1	0.1	0.2	0.1
Acquisitions and disposals	-	0.1	-	0.3
Share of results of joint ventures	0.4	0.2	0.4	0.2
Changes in operating assets and liabilities:
Increase in assets classified as held for sale	-	-	-	(1.2)
Decrease / (Increase) in receivables	2.3	(4.5)	(3.3)	(14.4)
Decrease / (Increase) in inventories	3.9	(1.3)	2.9	(13.9)
(Decrease) / Increase in payables	(2.0)	(8.8)	-	1.6
Movement in retirement benefits obligations	(2.3)	(2.6)	(4.4)	(4.9)
Movement in provisions	1.4	0.5	1.2	0.4
Income tax paid	(2.3)	(3.7)	(2.4)	(3.6)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	16.4	(4.7)	24.3	(3.4)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.6)	(4.8)	(5.1)	(7.9)
Purchases of intangible assets	(0.7)	(0.2)	(0.7)	(0.5)
Investment in Joint Venture – advance payment	-	-	(0.5)	-
Investment in Joint Venture – repayment of debt funding	-	1.0	-	1.0
Interest income received from Joint Ventures	-	0.1	0.2	0.2
Net cash flow on purchase of businesses	-	(0.2)	-	(2.9)
NET CASH FROM INVESTING ACTIVITIES	(3.3)	(4.1)	(6.1)	(10.1)
NET CASH FLOW BEFORE FINANCING	13.1	(8.8)	18.2	(13.5)
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.3)	(0.8)	(0.5)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(2.0)	(2.0)
Interest paid on Loan Notes due 2021	(0.3)	-	(0.5)	-
Dividends paid	(2.7)	(2.7)	(5.4)	(5.4)
Draw down on banking facilities	34.6	5.0	34.6	5.0
Repayment of banking facilities and other loans	-	(0.3)	-	(0.3)
Sale of shares from ESOP	-	0.1	-	0.1
Proceeds from issue of shares	0.2	0.2	0.2	0.2
Purchase of treasury shares	(1.7)	-	(1.7)	-
Amendment to banking facilities – financing costs	-	(0.2)	-	(1.5)
NET CASH FLOWS FROM FINANCING ACTIVITIES	28.8	0.8	24.4	(4.4)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	41.9	(8.0)	42.6	(17.9)
Net increase / (decrease) in cash and cash equivalents	41.9	(8.0)	42.6	(17.9)
Net foreign exchange differences	0.7	0.6	1.1	0.6
Cash and cash equivalents at beginning of period	15.7	18.5	14.6	28.4
Cash and cash equivalents at end of period	58.3	11.1	58.3	11.1
12

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before restructuring and other expense), and adjusted EBITDA, (defined as profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19R retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges, amortization and depreciation and profit or loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended June 30, 2015				Three-month period ended June 30, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	62.7	60.2	-	122.9	65.9	56.4	-	122.3
Inter-segment sales	-	(0.1)	-	(0.1)	-	(0.4)	-	(0.4)
Sales to external customers	62.7	60.1	-	122.8	65.9	56.0	-	121.9
Result
Adjusted EBITDA	3.7	13.0	-	16.7	3.9	12.3	-	16.2
Other share based compensation charges	(0.2)	(0.1)	-	(0.3)	(0.3)	(0.4)	-	(0.7)
Depreciation and amortization	(1.8)	(2.9)	-	(4.7)	(1.9)	(2.4)	-	(4.3)
Trading Profit - Segment Result	1.7	10.0	-	11.7	1.7	9.5	-	11.2
Restructuring and other expense	(2.9)	-	-	(2.9)	(0.5)	(0.2)	(0.1)	(0.8)
Operating (loss) / profit	(1.2)	10.0	-	8.8	1.2	9.3	(0.1)	10.4
Acquisitions and disposals	-	-	-	-	(0.1)	-	-	(0.1)
Net interest costs	-	-	(1.9)	(1.9)	-	-	(1.6)	(1.6)
IAS 19R retirement benefits finance charge	-	-	(0.8)	(0.8)	-	-	(0.7)	(0.7)
Unwind of discount on contingent consideration from acquisitions	-	(0.1)	-	(0.1)	(0.1)	-	-	(0.1)
(Loss) / Profit before tax	(1.2)	9.9	(2.7)	6.0	1.0	9.3	(2.4)	7.9
Tax expense			(2.9)	(2.9)				(2.2)
Net income for the period				3.1				5.7
Other segment information
Segment assets	173.9	217.7	92.5	484.1	205.3	166.6	43.3	415.2
Segment liabilities	(36.0)	(20.7)	(252.8)	(309.5)	(38.4)	(24.3)	(153.6)	(261.3)
Net assets/(liabilities)	137.9	197.0	(160.3)	174.6	166.9	142.3	(110.3)	198.9
Capital expenditure: Property, plant and equipment	1.0	1.6	-	2.6	1.9	3.1	-	5.0
Capital expenditure: Intangible assets	0.3	0.4	-	0.7	-	0.2	-	0.2

	Six-month period ended June 30, 2015				Six-month period ended June 30, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	121.1	118.8	-	239.9	132.0	113.8	-	245.8
Inter-segment sales	-	(0.2)	-	(0.2)	-	(0.6)	-	(0.6)
Sales to external customers	121.1	118.6	-	239.7	132.0	113.2	-	245.2
Result
Adjusted EBITDA	6.9	25.2	-	32.1	7.5	25.6	-	33.1
Other share based compensation charges	(0.3)	(0.3)	-	(0.6)	(0.4)	(0.6)	-	(1.0)
Loss on disposal of property, plant and equipment	-	-	-	-	-	-	-	-
Depreciation and amortization	(3.6)	(5.7)	-	(9.3)	(3.8)	(4.8)	-	(8.6)
Trading Profit - Segment Result	3.0	19.2	-	22.2	3.3	20.2	-	23.5
Restructuring and other expense	(10.9)	-	-	(10.9)	(0.5)	(0.2)	(0.1)	(0.8)
Operating (loss) / profit	(7.9)	19.2	-	11.3	2.8	20.0	(0.1)	22.7
Acquisitions and disposals	-	-	-	-	(0.3)	-	-	(0.3)
Net interest costs	-	-	(3.6)	(3.6)	-	-	(3.0)	(3.0)
IAS 19R retirement benefits finance charge	-	-	(1.5)	(1.5)	-	-	(1.4)	(1.4)
Unwind of discount on contingent consideration from acquisitions	-	(0.2)	-	(0.2)	(0.1)	-	-	(0.1)
(Loss) / Profit before tax	(7.9)	19.0	(5.1)	6.0	2.4	20.0	(4.5)	17.9
Tax expense			(3.4)	(3.4)				(5.0)
Net income for the period				2.6				12.9
Other segment information
Segment assets	173.9	217.7	92.5	484.1	205.3	166.6	43.3	415.2
Segment liabilities	(36.0)	(20.7)	(252.8)	(309.5)	(38.4)	(24.3)	(153.6)	(216.3)
Net assets/(liabilities)	137.9	197.0	(160.3)	174.6	166.9	142.3	(110.3)	198.9
Capital expenditure: Property, plant and equipment	1.9	2.7	-	4.6	3.6	4.6	-	8.2
Capital expenditure: Intangible assets	0.3	0.5	-	0.8	0.2	0.3	-	0.5

13

2. Calculation of net debt

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(156.7)	(66.5)	(156.7)	(66.5)
Less:
Cash and short term deposits	58.3	11.1	58.3	11.1
Net debt at the end of the period	(98.4)	(55.4)	(98.4)	(55.4)

3. Other expense items

a)	Restructuring and other expense
	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Charged to operating profit:
Rationalization of operations	(2.9)	(0.7)	(10.9)	(0.7)
I.P.O. related share based compensation charges	-	(0.1)	-	(0.1)
	(2.9)	(0.8)	(10.9)	(0.8)
b)	Acquisitions and disposals
	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Charged to non-operating profit:
Acquisition costs	-	(0.1)	-	(0.3)
	-	(0.1)	-	(0.3)

Rationalization of operations

For the three-month and six-month periods ended June 30, 2015, $2.9m and $10.9m, respectively, have been incurred in relation to rationalization and similar expenses; all costs relate to the Gas Cylinders Division. For the three-month and six-month periods ended June 30, 2014, $0.5m and $0.2m of costs were incurred in relation to rationalization costs in our Gas Cylinders Division and our Elektron Division, respectively.

I.P.O. related share based compensation charges

For the three-month and six-month periods ended June 30, 2014, a charge of $0.1m was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Acquisition costs

For the three-month and six-month periods ended June 30, 2014, $0.1m and $0.3m of costs, respectively, were incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

14

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Net income for the period	3.1	5.7	2.6	12.9
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.1	0.2	0.1
Acquisitions and disposals	-	0.1	-	0.3
Amortization on acquired intangibles	0.3	-	0.7	-
IAS 19R retirement benefits finance charge	0.8	0.7	1.5	1.4
Restructuring and other expense	2.9	0.8	10.9	0.8
Other share based compensation charges	0.3	0.7	0.6	1.0
Tax thereon	0.1	(0.5)	(2.0)	(0.9)
Adjusted net income	7.6	7.6	14.5	15.6

Add back: Tax thereon	(0.1)	0.5	2.0	0.9
Tax expense	2.9	2.2	3.4	5.0
Net interest costs	1.9	1.6	3.6	3.0
Depreciation and amortization	4.7	4.3	9.3	8.6
Less: amortization on acquired intangibles – included in above	(0.3)	-	(0.7)	-
Adjusted EBITDA	16.7	16.2	32.1	33.1

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

15

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents one American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2015	2014	2015	2014
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	3.1	5.7	2.6	12.9
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.1	0.2	0.1
Acquisitions and disposals	-	0.1	-	0.3
Amortization on acquired intangibles	0.3	-	0.7	-
IAS 19R retirement benefits finance charge	0.8	0.7	1.5	1.4
Restructuring and other expense	2.9	0.8	10.9	0.8
Other share based compensation charges	0.3	0.7	0.6	1.0
Tax thereon	0.1	(0.5)	(2.0)	(0.9)
Adjusted earnings	7.6	7.6	14.5	15.6

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,966,440	26,861,269	26,959,351	26,844,430
Exercise of share options	262,911	1,395,274	271,830	1,329,369
For diluted earnings per share	27,229,351	28,256,543	27,231,181	28,173,799

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.28	$0.28	$0.54	$0.58
Unadjusted	$0.11	$0.21	$0.09	$0.48
Diluted
Adjusted	$0.28	$0.27	$0.53	$0.55
Unadjusted	$0.11	$0.20	$0.09	$0.46
Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

16

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at June 30, 2015.

The discount rate for the U.K. plan has increased by 0.2% per annum from 3.5% at December 31, 2014, to 3.7% at June 30 2015. Long-term inflation expectations have also increased by 0.2% from 2.9% per annum at December 31, 2014, to 3.1% at June 30, 2015. The combined effect of the changes has been to decrease the projected benefit obligation by approximately $8m relative to that expected. This has been offset by lower-than-expected asset returns over the six-month period to June 30, 2015.

In the United States, the discount rate has increased by 0.4% from 4.1% at December 31, 2014, to 4.5% at June 30, 2015. This has decreased the projected benefit obligation by approximately $4m. This increase has been partially offset by asset returns, which have been less than expected over the six-month period to June 30, 2015.

The movement in the pension liability is shown below:

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Opening balance	91.0	74.1	90.9	67.6
Charged to the Income Statement	2.2	2.5	4.5	5.0
Cash contributions	(3.7)	(4.4)	(7.4)	(8.5)
(Credited) / charged to the Statement of Comprehensive Income	(13.9)	(1.5)	(8.6)	6.2
Exchange adjustments	4.5	1.7	0.7	2.1
Closing balance	80.1	72.4	80.1	72.4

7. Dividends paid and proposed

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid May 7, 2014 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 5, 2015 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	2.7	-	2.7	-
	2.7	2.7	5.4	5.4
Dividends declared after June 30 (not recognized as a liability as at June 30) :
Interim dividend declared and paid August 6, 2014 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend declared and payable August 5, 2015 ($0.10 per ordinary share)	2.7	-	2.7	-
	2.7	2.7	2.7	2.7

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: August 5, 2015

By: /s/ Linda Seddon

      Linda Seddon

Authorized Signatory for and on behalf of
Luxfer Holdings PLC